As filed with the Securities and Exchange Commission on August 8, 1997
                                                     Registration No. 333-______
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ________________
                                 CIATTI'S, INC.
             (Exact name of registrant as specified in its charter)
                               __________________

                          Minnesota                                            41-1564262
(State or other jurisdiction of incorporation or organization)   (I.R.S. Employer Identification Number)

                              ___________________
                             5555 West 78th Street
                          Edina, Minnesota  55439-2702
                                 (612) 941-0108
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               __________________

                   Phillip R. Danford                                   Copies to:
                 President and Director                            Thomas G. Lovett IV
                     Ciatti's, Inc.                                 Kristin L. Johnson
                  5555 West 78th Street                        Lindquist & Vennum P.L.L.P.
               Edina, Minnesota 55439-2702                           4200 IDS Center
                     (612) 941-0108                               80 South Eighth Street
(Name, address, including zip code, and telephone number,      Minneapolis, Minnesota 55402
       including area code, of agent for service)                     (612) 371-3211

                               __________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                          Calculation of Registration Fee
====================================================================================================================
Title of Each Class                                             Proposed Maximum  Proposed Maximum
of Securities to                                  Amount to be      Offering         Aggregate         Amount of
be Registered                                      Registered    Price Per Unit    Offering Price   Registration Fee
--------------------------------------------------------------------------------------------------------------------
Units consisting of one share of Common            3,000,000         $2.25          $ 6,750,000          $2,045
Stock and a Warrant to purchase an additional
share of Common Stock
--------------------------------------------------------------------------------------------------------------------
Common Stock Underlying Warrants                   3,000,000         $5.00          $15,000,000          $4,545
                                                                                                         ------
====================================================================================================================
Total                                                                                                    $6,590
                                                                                                         ======
====================================================================================================================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 CIATTI'S, INC.

                             CROSS REFERENCE SHEET


Form S-2 Item Number and Description                               Caption of Location in Prospectus
------------------------------------                               ---------------------------------

Item 1.  Forepart of Registration Statement and Outside
         Front Cover Page of Prospectus.....................       Front of the Registration Statement; Outside Front Cover Page

Item 2.  Inside Front and Outside Back Cover Pages
         of Prospectus......................................       Inside Front Cover Page; Additional Information; Outside Back
                                                                   Cover Page
Item 3.  Summary Information, Risk Factors and Ratio
         of Earnings to Fixed Charges.......................       Outside Front Cover Page; Prospectus Summary; Risk Factors

Item 4.  Use of Proceeds....................................       Prospectus Summary; Use of Proceeds

Item 5.  Determination of Offering Price....................       Not applicable

Item 6.  Dilution...........................................       Not applicable

Item 7.  Selling Security Holders...........................       Not applicable

Item 8.  Plan of Distribution...............................       Outside Front Cover Page; Inside Front Cover Page; Description
                                                                   of Securities

Item 9.  Description of Securities To Be Registered.........       Prospectus Summary; Description of Securities

Item 10. Interests of Named Experts and Counsel.............       Not applicable

Item 11. Information with Respect to Registrant.............       Outside Front Cover Page; Prospectus Summary; Available
                                                                   Information; Incorporation of Certain Documents by Reference;
                                                                   Selected Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of Operations;
                                                                   Business; Description of Securities; Certain Transactions

Item 12. Incorporation of Certain Information
         by Reference.......................................       Incorporation of Certain Documents by Reference

Item 13. Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities.....       Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these Securities has been filed with the Securities and Exchange Commission. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                          PRELIMINARY PROSPECTUS
                                                           Subject to Completion
                                3,000,000 Units
                       Each Unit Consisting of One Share
                       of Common Stock and One Redeemable
                         Common Stock Purchase Warrant
                             Price Per Unit - $2.25
                                Minimum Offering
                           $2,000,000 (888,889 Units)
                       __________________________________

                                 CIATTI'S, INC.
                       __________________________________

          The units offered hereby are being sold by Ciatti's, Inc. (the "Company"). Each unit ("Unit") consists of one share of the Company's common stock, $.01 par value per share ("Common Stock"), and one Redeemable Common Stock Purchase Warrant ("Warrant"). The Common Stock and Warrants are immediately detachable and separately transferable. One Warrant entitles the holder to purchase, at any time up to December 31, 2002, one share of Common Stock at a price of $5.00, subject to adjustment in certain circumstances. Beginning January 1, 1998, the Warrants are redeemable, in whole, by the Company at a redemption price of $.05 per Warrant on not less than 30 days written notice, provided that the market price of the Common Stock exceeds $6.00 per share (subject to adjustment) for any 20 consecutive trading days within 15 days prior to such notice. Holders of Warrants may exercise their rights until the close of business on the date fixed for redemption, unless extended by the Company. See "Description of Securities."

          The Company's Common Stock is traded on the Nasdaq SmallCap Market under the symbol "CIAT." Prior to this Offering, there has been no public market for the Units and no assurance can be given that any such market will exist or develop upon completion of this Offering or, if developed, will be maintained. The Company has filed an application for quotation of the Units and Warrants on the Nasdaq SmallCap Market under the symbols CIATU and CIATW, respectively.

          These Units are being sold by the Company's officers and directors. Until the Company has received commitments to purchase 888,889 Units ($2,000,000), all proceeds will be placed in an Escrow Account at Norwest Bank, Minnesota, N.A. If the minimum number of Units is not sold by _______________, then all proceeds will be returned to subscribers with interest, less any escrow fees.

THE UNITS OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE X.
                          ___________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=======================================================================
                                     Underwriting
                 Price to            Commissions and     Proceeds to
                 Public              Discount            Company
-----------------------------------------------------------------------
Per Unit         $2.25               0.0%                $2.25
-----------------------------------------------------------------------
Minimum          888,889 Units       0.0%                $2,000,000 (1)
-----------------------------------------------------------------------
Maximum          3,000,000 Units     0.0%                $6,750,000 (1)
=======================================================================

(1)  Before deducting estimated offering expenses of $75,000.

                The date of this Prospectus is __________, 1997.

          Ciatti's Inc., through its wholly-owned subsidiary DFW Bagels, Inc., owns and operates seven Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus and by the information and financial statements appearing in the documents incorporated by reference herein. See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Units offered hereby. Terms not defined in this summary are defined elsewhere in this Prospectus.

                                  THE COMPANY

     The Company owns and operates ten full-service restaurants in Minnesota and Wisconsin. Included in these full-service restaurants are nine Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant(R)" and one steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon(R)". On January 1, 1995, DFW Bagels, Inc. ("DFW Bagels")(formerly known as Big D Bagels, Inc.), the wholly-owned subsidiary of the Company, entered into an exclusive Development Agreement with Bruegger's Franchise Corporation ("Bruegger's Development Agreement") to develop bagel bakeries in the Dallas-Fort Worth area. As of August 1, 1997, DFW Bagels has opened and is operating seven bagel bakeries in the Dallas-Fort Worth area. All bagel bakeries are operated under the name "Bruegger's Bagel Bakery" pursuant to the terms of the Bruegger's Development Agreement and related franchise documents.

     The Company is conducting this Offering to raise working capital, including additional capital to expand the number of bagel bakeries owned and operated by DFW Bagels in the Dallas-Fort Worth area. Under the Bruegger's Development Agreement, as amended, DFW Bagels must have nine bagel bakeries open by January 1, 1998 and thirty bagel bakeries open by July 1, 2001. The Company may also use part of any capital raised for remodeling and updating of some of its Italian restaurants, as well as for other general business purposes.

     Ciatti's, Inc. and its wholly-owned subsidiary, DFW Bagels, Inc., are Minnesota corporations. The Company's principal office and mailing address is Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702 and its telephone number is (612) 941-0108. Unless the context otherwise requires, references to the Company include the Company and its wholly-owned subsidiary, DFW Bagels, Inc. References to the Company's development and operation of its bagel bakeries will generally mean DFW Bagels, Inc.

                                  THE OFFERING


Securities Offered..........    3,000,000 Units. Each Unit offered hereby
                                consists of one share of Common Stock and one
                                Redeemable Common Stock Purchase Warrant. Each
                                Warrant entitles the holder to purchase, at any time during the period ending December 31, 2002, one share of Common Stock at a price of $5.00, subject to adjustment in certain circumstances.
                                Beginning January 1, 1998, the Warrants are redeemable, in whole, by the Company at a redemption price of $.05 per Warrant on not less than 30 days written notice, provided that the market price of the Common Stock exceeds $6.00 per share (subject to adjustment) for any 20 consecutive trading days within 15 days prior to such notice. Holders of Warrants may exercise their rights until the close of business on the date fixed for redemption, unless extended by the Company. See "Description of Securities."

Common Stock Outstanding
  Before the Offering.......    742,819 shares of Common Stock at August 1,
                                1997.

Use of Proceeds.............    Working capital, including additional capital to
                                expand the number of bagel bakeries owned and operated by DFW Bagels in the Dallas-Fort Worth area. The Company may also use part of any capital raised for remodeling and updating of its Italian restaurants, as well as for other general business purposes.

Current and Proposed Nasdaq SmallCap Market(DM)
symbols  ...................................... Units.........  CIATU (Proposed)
                                                Common Stock..  CIAT
                                                Warrants......  CIATW (Proposed)

                  ________________________________________

     "Bruegger's" and "Bruegger's Bagel Bakery" are trademarks of Bruegger's Corporation. "Ciatti's Italian Restaurant" and "Spurs Steakhouse & Saloon" are registered trademarks of the Company.

     The Common Stock and Warrants included in the Units offered hereby are securities of Ciatti's, Inc. They are not direct or indirect interests in DFW Bagels, Inc. Neither Bruegger's Corporation, nor Bruegger's Franchise Corporation, nor Quality Dining, Inc., the parent corporation of Bruegger's Corporation, nor any of their affiliates have reviewed, or are in any way a party to, this Prospectus or any of the disclosures contained in this Prospectus.

                  ________________________________________

     This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected or contemplated in the forward-looking statements as a result, in part, of the risk factors set forth elsewhere in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Company's Common Stock offered hereby should carefully review all of such risk factors.

                                  RISK FACTORS

     Investors should carefully consider the following matters in connection with an investment in the Units in addition to the other information contained or incorporated by reference in the Prospectus. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

Recent Losses

     During the fiscal year ended June 30, 1996 and the thirty-nine weeks ended March 30, 1997 the Company incurred net losses of approximately $1,363,000 and $1,905,000, respectively. The Company expects to report a net loss of approximately $664,000 (unaudited) in the fourth quarter of fiscal 1997 which would result in a net loss of $2,569,000 (unaudited) for the fiscal year ended June 29, 1997. While the Company expects that its full service restaurants will operate on a profitable basis in the near future, the Company expects to incur losses from its bagel bakeries until it has achieved satisfactory market penetration in the Dallas-Fort Worth area. The Company projects a consolidated net loss for fiscal 1998. Assuming the Company can achieve significant penetration in the Dallas-Fort Worth area and increase sales per bagel bakery to a level needed to achieve profitability, the Company believes it will achieve profitability on a consolidated basis in fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Statement Regarding Future Profitability of the Company's Bagel Bakeries."

Dependence Upon Bagel Bakeries For Future Growth

     Substantially all of the Company sales in the past have been generated from the operation of its full service restaurants. During the fiscal year ended June 30, 1996, the Company's full service restaurants generated sales of $17.0 million, while its bagel bakeries generated sales of only $627,000. Further, during the thirty-nine week period ended March 30, 1997, the Company's full service restaurants generated sales of $11.8 million while its bagel bakeries generated sales of only $1.3 million. For the fiscal year ended June 29, 1997, on an unaudited basis, the Company's full service restaurants generated sales of $15.8 million while its bagel bakeries generated sales of $1.9 million. The Company currently operates seven bagel bakeries. The retail bagel segment is an emerging concept, the long-term appeal and potential of which have not yet been fully determined. Future growth in sales and profits will depend to a substantial extent on the Company's ability to increase the number of its bagel bakeries. The Company's ability to successfully expand its bagel bakery operations will depend upon a number of factors, including the availability and cost of suitable locations, the hiring, training and retention of skilled management and personnel, the ability of the Company to generate funds from operations, obtain adequate financing on favorable terms or to obtain cash concessions from landlords, the competitive environment, and the ability to obtain the necessary governmental permits and approvals. There can be no assurance that the Company will be able to open new bagel bakeries and, if opened, that those restaurants can be operated profitably or that the opening of any new locations will not result in reduced sales at existing bagel bakeries. See "Business - Restaurant Operations" and "Business -Restaurant Development."

Dependence upon Bruegger's and Quality Dining, Inc.

     The development of the Dallas-Fort Worth area for bagel bakeries by DFW Bagels is subject to the terms and conditions of a Development Agreement and related franchise agreements with Bruegger's Franchise Corporation ("Bruegger's"). Under the terms of the Bruegger's Development Agreement, as amended, DFW Bagels is required to comply with a number of requirements with respect to construction and maintenance of bagel bakeries. DFW Bagels is required to have nine bagel bakeries open by January 1, 1998 and thirty bagel bakeries open by July 1, 2001. The Development Agreement provides that DFW Bagels and Bruegger's will enter into a pre-agreed-upon franchise agreement for each bagel bakery opened by DFW Bagels. The franchise agreement grants DFW Bagels the right to establish and operate a bagel bakery and to use the Bruegger's system and various trademarks. The bagel bakeries must conform to Bruegger's methods, such as its core products, decor, fixtures, furnishings, and maintenance. Under the franchise agreement, DFW Bagels is obligated to pay fees to Bruegger's, including, but not limited to, a $20,000 franchise fee upon the opening of each bagel bakery. In the event the Company fails to comply with certain terms of the Bruegger's Development Agreement or of the franchise agreement with respect to a specific restaurant, Bruegger's has the right to terminate the applicable agreement. In May 1996, Bruegger's was acquired by Quality Dining, Inc., a publicly held corporation ("Quality Dining").

     As a result of a dispute between the Company and Bruegger's with respect to whether Bruegger's had the right to consent to issuances of securities by Ciatti's and a right of first refusal to purchase securities of Ciatti's, the Company commenced litigation against Quality Dining and Bruegger's in November 1996 in United States District Court for the District of Minnesota. Quality Dining and Bruegger's counterclaimed and the parties conducted discovery. In April 1997, in connection with the settlement of the lawsuit, Ciatti's and Bruegger's entered into a Settlement Agreement. Under the terms of the Settlement Agreement, Bruegger's agreed to extend the dates on which the Company was required to complete the opening of certain bagel bakeries under the Bruegger's Development Agreement, and the Company and DFW Bagels agreed to enter into certain indemnification and license arrangements with Bruegger's. The parties also agreed that Bruegger's would have no right of first refusal to purchase securities of Ciatti's so long as Ciatti's remained a publicly held corporation and that Bruegger's would have no right of consent for certain issuances of securities by Ciatti's, including any issuance of securities by Ciatti's (i) if the issuance does not result in the acquisition of over 40% of the voting power of any class of securities of Ciatti's after the completion of the issuance by any shareholder (other than Phillip R. Danford or L.E. "Dan" Danford, Jr.) who previously held less than 40% of the voting power of such securities and (ii) such issuance does not result in Phillip R. Danford and L.E. "Dan" Danford, Jr. collectively owning less than 10% of the voting power of all classes of securities of Ciatti's. In order to ensure that no shareholder (other than Phillip R. Danford or L.E. "Dan" Danford, Jr.) acquires more than 40% of the Company's Common Stock as a result of this Offering, the Company will have the right to reject any subscription if, in the Company's judgment, such purchase will violate the provisions of the Bruegger's Development Agreement. On May 12, 1997, Quality Dining announced that its Board of Directors approved a plan to divest its Bruegger's bagel-related businesses. The Company does not know when this divestiture will occur or what effect, if any, this divestiture will have on the Company. See "Business - Relationship with Bruegger's and Quality Dining."

Need to Establish Market Penetration in Dallas-Fort Worth Area

     Experience obtained from industry sources demonstrates that the profitability of any individual bagel bakery often depends to a high degree on the penetration of a particular market by the bagel bakery operator. The Company assumes that individual bagel bakeries will typically become profitable only after the Company has opened a number of bagel bakeries sufficient to make the franchise name well-known in that market. The Company estimates that in the Dallas-Fort Worth area the minimal number of bagel bakeries needed for such penetration is between twelve and twenty. If the Company is unable to achieve this level of penetration, its ability to achieve profitability may be affected. The Company's bagel bakeries are averaging sales of $8,000 per week. The Company believes its bagel bakeries will generate positive cash flow when they reach average sales of $11,000 per week and will become profitable when they achieve average sales of $12,000 per week. Although the Company believes that the proceeds from this Offering will enable it to build the additional bagel bakeries necessary for it to achieve the sales levels necessary to achieve positive cash flow and profitability of its bagel bakeries, there can be no assurance that the Company will be able to achieve such sales levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Statement Regarding Future Profitability of the Company's Bagel Bakeries."

Need for Additional Capital

     Under the Bruegger's Development Agreement, the Company is required to open a total of thirty bagel bakeries prior to July 1, 2001. The Company estimates that it will cost approximately $370,000 for the capital expenditures and initial franchise fee for each location. In addition, the Company estimates it will cost approximately $500,000 for the construction of a commissary where the Company would prepare fresh dough and other products for its bagel bakeries. The Company plans to build the commissary in fiscal 1998 if the proceeds from this Offering are adequate. Although the Company is conducting this Offering to raise funds for the development of these bagel bakeries, there can be no assurance that the Company will be successful in this Offering.

Guarantee of Subsidiary's Leases by Ciatti's, Inc.

     Although the Company's wholly-owned subsidiary, DFW Bagels, is the developer and operator of the Company's bagel bakeries, Ciatti's, Inc. has guaranteed certain of the leases entered into by DFW Bagels. If DFW Bagels were to default on these leases, and the assets of DFW Bagels were otherwise insufficient to satisfy these obligations, the landlords would have a claim against Ciatti's and its assets.

The Competitive Restaurant and Food Service Industry

     The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many of these entities have significantly greater financial resources and higher total sales volume than the Company. The restaurant business is often affected by changes in consumer taste and discretionary spending priorities, national, regional and/or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability, and the type, number and location of competing restaurants. Any change in these factors could adversely affect the Company. In addition, factors such as inflation and increased food, labor and other employee compensation costs could adversely affect the Company. In the Dallas-Fort Worth area, the Company expects to encounter competition from Einstein Bagels and Bagel Boulevard, as well as a number of local, owner-operated bagel shops that in many cases have developed a loyal local clientele. See "Business."

Borrowing from Affiliate

     In order to finance certain working capital requirements, the Company has borrowed an aggregate of $100,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company. See "Certain Transactions." The Company anticipates that it may borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.

Increases in Food Costs

     The Company's profitability is dependent on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including climatic changes, may affect food costs. While in the past management has been able to anticipate and react to increasing food costs through purchasing practices and price adjustments, there can be no assurance that it will be able to do so in the future.

Control by Directors, Executive Officers and Affiliates

     The Company's directors, executive officers and members of their families currently beneficially own 59.6% of the Company's outstanding Common Stock immediately prior to this Offering. One of these shareholders, L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company, has indicated that he intends to buy additional shares in this Offering subject to the Company otherwise achieving the minimum. As a result, these shareholders currently exercise and are expected to continue to exercise influence and, if acting together, control all matters requiring approval by the shareholders of the Company, including the election of directors, approval of amendments to the Company's Articles of Incorporation and approval of mergers or other business combination transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

Local Food Tastes

     The bagel concept has become successful in many parts of the United States, but is new in the South. Although the Company believes that bagels can be successfully introduced to the Company's development area as it has been done in other metropolitan areas of the country, there can be no assurances that this effort will be successful in Texas.

Labor Costs, Availability of Employees

     Similar to its Italian and steakhouse restaurants, the Company needs to hire essentially unskilled workers for each bagel bakery, although fewer workers are required for a bakery compared to a full service restaurant. While the Company pays wages higher than the statutory minimum wage in every bagel bakery, the minimum wage nevertheless has a direct proportionate impact on the actual wages the Company is required to offer to compete for available employees. Any increases mandated by state or federal laws, such as those that became effective October 1, 1996, may have a negative impact on the Company's profitability because, in most instances, competition with other restaurants does not allow such increases to be passed on to the customer.

Costs of Construction Materials

     The construction of any bagel bakery involves several building materials, such as construction-grade and furniture-grade lumber, stainless steel, and plastic laminates, which are highly sensitive to nationwide price fluctuations. Any significant price increases of such materials will increase the construction costs of any bakery and will consequently have an adverse effect on its profitability.

Reliance on Commissary of Third Party

     Currently, the Company obtains its shaped bagel dough, as well as other food supplies through the commissary of another Bruegger's operator in Austin, Texas. Based upon industry information, the Company does not consider it economically advantageous to invest in the construction of its own commissary until it has opened approximately ten to fifteen of its own bagel bakeries, which the Company expects to occur in fiscal 1998. While the current arrangement represents the most cost effective way of obtaining bagel dough and other supplies, an unscheduled interruption of the Austin commissary, which is not under the control of the Company, would have a severe and immediate impact on the continuation of the Company's business in Dallas-Fort Worth, Texas.

Government Regulation

     The Company's business is subject to extensive state and local government regulation in the various jurisdictions in which its full service and bagel bakeries are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operation of the Company's restaurants. While the Company has not experienced, and does not anticipate any problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. Although the federally mandated wage increases, which became effective October 1, 1996, have not had a significant impact on the Company's financial results, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company. See "Business -Government Regulation."

Continued Inclusion on Nasdaq SmallCap Market

     Under the Rules of the Nasdaq SmallCap Market, an issuer must maintain shareholders' equity of at least $1,000,000. At March 30, 1997, the end of the third quarter of its fiscal year, the Company had shareholders' equity of $1,270,000. The Company expects to incur a net loss of approximately $664,000 (unaudited) in the fourth quarter of fiscal 1997. As a result, its shareholders' equity as of June 29, 1997 will be approximately $606,000 (unaudited), which is less than the minimum required for continued inclusion on the Nasdaq SmallCap Market. Although the results of this Offering, assuming the minimum number of Units are sold, will be sufficient to enable the Company to satisfy the SmallCap requirements, there can be no assurance that Nasdaq will grant the Company an exemption to continue to be quoted on the Nasdaq system pending completion of this Offering. If the Company is unable to achieve the minimum or Nasdaq denies the Company's application for continued quotation on the Nasdaq SmallCap Market pending completion of the Offering, the Company expects that its securities will trade in the over-the counter market or through the Nasdaq Bulletin board, which may have an adverse effect on the liquidity of the Company's securities.

     In addition, the Nasdaq has proposed to increase the requirements for listing and continued inclusion on the SmallCap Market. Although it is unclear as to if and when the SEC would approve the Nasdaq's proposal, the Company would be required to meet any new requirements for continued inclusion on the SmallCap Market.

Additional Indebtedness

     Subsequent to March 29, 1997, the Company has incurred additional indebtedness in the amount of $566,500 from the general contractor and equipment vendors that constructed certain of the Company's bagel bakeries in the Dallas Fort-Worth area. In addition, through July 31, 1997, the Company has raised approximately $200,000 from its Note Offering. The Company intends to repay the general contractor and equipment vendors from the proceeds of this Offering. If the Company is unable to successfully raise funds from this Offering, it may be necessary for it to obtain other means of financing to repay the general contractor and equipment vendors. Although the Company believes that it will be able to secure the necessary financing, there can be no assurances that the Company will be successful in such efforts.

                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering are expected to be $1,925,000 if the minimum number of Units offered hereby are sold and $6,675,000 if the maximum number of Units offered hereby are sold, after payment of all legal, accounting, and filing fees and miscellaneous expenses related to the Offering (estimated at approximately $75,000).

     The Company is issuing these Units to raise working capital, including additional capital to expand the number of bagel bakeries owned and operated by DFW Bagels in the Dallas-Fort Worth area. Under the Development Agreement, DFW Bagels must have nine bagel bakeries open by January 1, 1998 and thirty bagel bakeries open by July 1, 2001. In addition to expanding the number of bagel bakeries, the Company may use some of the capital raised to construct a commissary to supply fresh dough and other products to its bagel bakeries. The Company may also use part of any capital raised for major remodeling and updating of some of its Italian restaurants, as well as for other general business purposes. If the Company decides to pursue a strategy of building bagel bakeries at a rate faster than that required by the Development Agreement, it may need funds in addition to those generated from this Offering. In such event, the Company will attempt to raise additional funds through debt or equity offerings. If the Company is unable to successfully raise funds from this Offering or otherwise in a timely manner, it may be necessary for it to raise additional capital through other means of financing. Although the Company believes that it will be able to secure the necessary capital, there can be no assurances that the Company will be successful in such efforts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     The following table sets forth the anticipated use of the net proceeds from this Offering assuming the minimum and maximum number of Units are sold:

                                                 Minimum     Maximum
                                                 -------     -------

Construction of new bagel bakeries, including
 franchise fee                                   $1,110,000  $4,440,000
Payment of short-term indebtedness                  566,500     566,500
Construction of commissary                              ---     500,000
Advertising and promotion for bagel bakeries        200,000     200,000
Working capital                                      48,500     968,500
                                                 ----------  ----------
                                                 $1,925,000  $6,675,000
                                                 ==========  ==========

     The above amounts and categories for use of the proceeds of this Offering represent management's best estimate based upon current conditions and assumptions as to anticipated levels of investment among the foregoing categories. Although no material changes are contemplated in the proposed use of proceeds, the Company reserves the right to adjust such amounts by reason of business conditions existing at the time of expenditure.

     Pending application of the proceeds of the Offering, the proceeds will be invested in short-term liquid securities.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is currently traded on the Nasdaq SmallCap Market under the symbol "CIAT." The following table sets forth the range of high and low prices for the Company's Common Stock on the Nasdaq SmallCap Market for fiscal 1996 and 1997. The prices listed below indicate inter-dealer prices without retail mark up, mark down or commissions. They may not necessarily represent actual transactions.


Fiscal Year                                             Low    High
                                                        ---    ----
1996  First Quarter                                    $3.75  $5.00
      Second Quarter                                    4.00   6.125
      Third Quarter                                     4.25   6.25
      Fourth Quarter                                    2.75   5.25

1997  First Quarter                                    $3.50  $5.00
      Second Quarter                                    2.50   4.00
      Third Quarter                                     2.50   2.50
      Fourth Quarter                                    2.25   2.25

1998  First Quarter (through July 31, 1997)            $2.00  $2.25

     The closing bid and ask prices for the Company's Common Stock as reported on the Nasdaq SmallCap Market on July 31, 1997 were $2.00 and $2.25, respectively. As of August 1, 1997, the Company had 79 shareholders of record, plus an additional 386,950 shares held by depository institutions for an undetermined number of additional shareholders. The total number of outstanding shares was 742,819.

     The Company has not paid cash dividends on its Common Stock in the past and does not intend to pay cash dividends in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the fiscal years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30,
1996 has been derived from audited financial statements of the Company for the fiscal years then ended. The selected consolidated financial data for the thirty-nine weeks ended March 31, 1996 and March 30, 1997 has been prepared by the Company without audit. Results from interim periods are not necessarily indicative of the full fiscal year. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information, included or incorporated by reference, elsewhere in this Prospectus.


Consolidated Statement of Operations Data
(in thousands, except share and per share data)


                                                                                                 39 weeks ended
                                                            Fiscal year (1)                    ------------------
                                              --------------------------------------------     Mar. 31,  Mar. 30,
                                              1992      1993      1994      1995      1996      1996       1997
                                              ----      ----      ----      ----      ----      ----       ----
Sales
 Full-service restaurants                    $20,935   $22,359   $22,969   $18,935   $16,962   $12,787    $11,789
 Bagel bakeries                                    -         -         -         -       627       331      1,351
                                             -------   -------   -------   -------   -------   -------    -------
   Total sales                                20,935    22,359    22,969    18,935    17,589    13,118     13,140

Cost of food and beverage                      6,275     6,760     6,848     5,781     5,191     3,857      3,998
                                             -------   -------   -------   -------   -------   -------    -------
 Gross profit                                 14,660    15,599    16,121    13,154    12,398     9,261      9,142

Restaurant operating expenses
 Labor and benefits                            7,034     7,590     7,383     6,266     6,145     4,536      4,691
 Direct and occupancy                          6,348     7,001     7,039     5,722     6,375     4,666      4,746
                                             -------   -------   -------   -------   -------   -------    -------
   Total restaurant and operating expenses    13,382    14,591    14,422    11,988    12,520     9,202      9,437

General and administrative                     1,071     1,173     1,347     1,054     1,305       823        932
Impairment of assets write-down                    -         -         -         -        78         -        640
                                             -------   -------   -------   -------   -------   -------    -------
                                               1,071     1,173     1,347     1,054     1,383       823      1,572
                                             -------   -------   -------   -------   -------   -------    -------

 Earnings (loss) from operations                 207      (165)      352       112    (1,505)     (764)    (1,867)

Other income (expense), net                      (84)      (70)       92        88       (18)        1        (47)
Income tax (expense) benefit                     (92)     (107)     (134)       (6)      160       102          9
                                             -------   -------   -------   -------   -------   -------    -------

 Net earnings (loss)                         $    31   $  (342)  $   310   $   194   $(1,363)  $  (661)   $(1,905)
                                             =======   =======   =======   =======   =======   =======    =======

Net earnings (loss) per common and
 common equivalent share                     $  0.04   $ (0.42)  $  0.40   $  0.25   $ (1.85)  $ (0.90)   $ (2.56)
                                             =======   =======   =======   =======   =======   =======    =======

Weighted average number of common and
 common equivalent shares outstanding        813,315   805,118   769,586   763,226   736,917   734,950    742,819

Consolidated Balance Sheet Data (at end of period)
(in thousands)
                                                               Fiscal year (1)
                                             ----------------------------------------------------    Mar. 30,
                                               1992       1993       1994       1995       1996        1997
                                               ----       ----       ----       ----       ----        ----
Current assets                                $1,610     $2,308     $2,763     $2,713     $2,184      $  760
Current liabilities                            2,081      2,219      2,201      1,969      2,569       2,199
Total assets                                   8,318      7,899      7,206      7,684      6,652       4,276
Long-term obligations, less
 current maturities                            1,706      1,491        655      1,179        907         807

     (1) The Company's fiscal year ends on the Sunday closest to June 30. Fiscal 1994 was a fifty-three week year while fiscal 1992, 1993, 1995 and 1996 were fifty-two week years.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       This Prospectus, including the information set forth in this section and the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
  Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result, in part, of the risk factors set forth in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Units offered hereby should carefully review the factors set forth in this Prospectus under "Risk Factors."

  Results of Operations

       The following sets forth certain financial data expressed as a percentage of sales for the fiscal years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30, 1996 and the thirty-nine weeks ended March 31, 1996 and March 30, 1997. Fiscal 1994 was a fifty-three week year while fiscal 1992, 1993, 1995 and 1996 were fifty-two week years.


                                                                                                               39 weeks ended
                                                                          Fiscal year                         ----------------
                                                       ----------------------------------------------         Mar. 31, Mar. 30,
                                                         1992      1993      1994      1995      1996          1996     1997
                                                         ----      ----      ----      ----      ----          ----     ----
  Sales
     Full-service restaurants                          100.0%    100.0%    100.0%    100.0%     96.4%         97.5%    89.7%
     Bagel bakeries                                        -         -         -         -       3.6%          2.5%    10.3%
                                                       ----------------------------------------------------------------------
        Total sales                                    100.0%    100.0%    100.0%    100.0%    100.0%        100.0%   100.0%

  Cost of food and beverage                             30.0%     30.2%     29.8%     30.5%     29.5%         29.4%    30.4%
                                                       ----------------------------------------------------------------------
     Gross profit                                       70.0%     69.8%     70.2%     69.5%     70.5%         70.6%    69.6%

  Restaurant operating expenses
     Labor and benefits                                 33.6%     33.9%     32.1%     33.1%     34.9%         34.6%    35.7%
     Direct and occupancy                               30.3%     31.3%     30.7%     30.2%     36.2%         35.5%    36.1%
                                                       ----------------------------------------------------------------------
        Total restaurant and operating expenses         63.9%     65.2%     62.8%     63.3%     71.1%         70.1%    71.8%

  General and administrative                             5.1%      5.3%      5.9%      5.6%      7.5%          6.3%     7.1%
  Impairment of assets write-down                          -         -         -         -       0.4%            -      4.9%
                                                       ----------------------------------------------------------------------
                                                         5.1%      5.3%      5.9%      5.6%      7.9%          6.3%    12.0%
                                                       ----------------------------------------------------------------------

     Earnings (loss) from operations                     1.0%     (0.7%)     1.5%      0.6%     (8.5%)        (5.8%)  (14.2%)

  Other income (expense), net                           (0.4%)    (0.3%)     0.4%      0.4%     (0.1%)           -     (0.3%)
  Income tax (expense) benefit                          (0.5%)    (0.5%)    (0.6%)       -       0.9%          0.8%       -
                                                       ----------------------------------------------------------------------

     Net earnings (loss)                                 0.1%     (1.5%)     1.3%      1.0%     (7.7%)        (5.0%)  (14.5%)
                                                       ======================================================================

  Comparison of Thirty-nine Weeks Ended March 30, 1997 to Thirty-nine Weeks Ended March 31, 1996

       Sales. Consolidated sales of $13,139,917 for the first thirty-nine weeks of fiscal 1997 increased $21,899, or 0.2%, from consolidated sales of $13,118,018 reported during the first thirty-nine weeks of fiscal 1996. The increase in consolidated sales during fiscal 1997 was due to a decline in sales at the Company's full-service restaurants offset by an increase in sales at the Company's bagel bakeries, as described below.

       Full-service restaurant sales of $11,789,394 for the first thirty-nine weeks of fiscal 1997 decreased 7.8% from sales of $12,787,315 for the same period of fiscal 1996. This decrease in full-service restaurant sales was due, in part, to the Company closing its Glendale, Wisconsin restaurant on September 8, 1996. After adjusting for the sale of this restaurant, year-to-date same store full-service restaurant sales were down $463,260, or 3.8%, when compared to the same period of last year. The Company believes the extensive advertising campaign entered into during the third quarter of this year will have a positive influence on full-service restaurant sales.
  However, the continued competitiveness of the full-service restaurant industry may make sales increases difficult to achieve.

       Bagel bakery sales of $1,350,523 for the first thirty-nine weeks of fiscal 1997 increased $1,019,820, or 308.4%, over bagel bakery sales of $330,703 for the same period of fiscal 1996. This increase in bagel bakery sales was primarily a function of the Company having five bagel bakeries open as of March 30, 1997, while only having three bagel bakeries open as of March 31, 1996. The Company is required by the Bruegger's Development Agreement to have nine stores open by January 1, 1998 and thirty stores open by July 1, 2001.

       Cost of Food and Beverage. Cost of food and beverage as a percentage of sales increased 30.4% for the first thirty-nine weeks of fiscal 1997 from 29.4% for the same period of fiscal 1996. The increase in the cost of food and beverage for the first thirty-nine weeks of fiscal 1997 was primarily due to increases, during the first two quarters of this fiscal year, in the costs of selected products at the Company's full-service restaurants without corresponding menu price increases. The Company believes that its new menu at its full-service restaurants, which was implemented during the second and third quarters of fiscal 1997, has allowed the Company to stabilize the cost of food and beverage and does not expect the cost of food and beverage to increase significantly in the future.

       Labor and Benefits. Labor and benefit costs as a percentage of sales increased to 35.7% for the first thirty-nine weeks of fiscal 1997 compared to 34.6% during the same period of last year. The increase in labor and benefits costs as a percent of sales for the first thirty-nine weeks of fiscal 1997 was mainly due to increases in labor and benefit costs as a percentage of sales at the Company's full-service restaurants during the first and second quarters of this fiscal year. The Company believes that the introduction of a new menu at its full-service restaurants has helped the Company stabilize its labor and benefit costs and does not expect these costs to increase significantly in the future.

       Although the federally mandated minimum wage increases, which became effective October 1, 1996, have not had a significant impact on the Company's financial results, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company.

       Direct and Occupancy. Direct and occupancy costs increased to 36.1% of sales for the first thirty-nine weeks of fiscal 1997 compared to 35.5% of sales during the same period of last year. The increase in direct and occupancy costs as a percentage of sales was due primarily to fixed costs such as rent and depreciation at the Company's bagel bakeries being spread across a small sales base. If sales at the Company's bagel bakeries increase in the future, these fixed costs will decrease as a percentage of sales.

       Offsetting the increase in direct and occupancy costs as a percentage of sales at the Company's bagel bakeries was a decrease in direct and occupancy costs at the Company's Italian and steakhouse restaurants. This decrease was mainly due to a reduction in advertising and promotion expense to 2.6% of full-service restaurant sales during the first thirty-nine weeks of fiscal 1997 from 3.5% of full-service restaurant sales in the first thirty-nine weeks of fiscal 1996. The Company expects its advertising and promotion costs to increase to approximately 4.0% of sales for the remainder of fiscal 1997 as the phases of the Company's new advertising plan are implemented.

       The Company also expects to spend approximately 4.0% of bagel bakery sales for advertising and promotion expenses in order to implement several direct mailing and local store marketing campaigns in the Dallas-Fort Worth area.

       General and Administrative. General and administrative costs increased to 7.1% of sales for the first thirty-nine weeks of fiscal 1997 compared to 6.3% of sales for the same period of last year. The increase in general and administrative costs was primarily due to increases in general and administrative expenses at the Company's bagel bakeries. The Company incurred approximately $156,000 of additional general and administrative costs related to operating additional bagel bakeries in the first thirty-nine weeks of fiscal 1997.

       Impairment of Assets Write-down. During the second quarter of fiscal 1997, the Company recognized an impairment loss of $640,286 for the long-lived assets at its Madison, Wisconsin restaurant. During this time period, a major national competitor opened a steakhouse restaurant in close proximity to the Company's restaurant. The competitor's restaurant has the Company's restaurant out-positioned in the market area, and sales at the Company's restaurant have suffered due to the opening of this restaurant. In addition, the Company attempted several advertising and promotional campaigns during the first twenty-six weeks of fiscal 1997 that did not produce the results management expected. Based on these items, management revised its forecasts for this restaurant and projected operating losses and cash flow deficits for the remainder of the restaurant's lease, which expires in 2005. Accordingly, the Company has fully written off the long-lived assets at this restaurant.

       Other Income (Expense), Net. Other income (expense) decreased to a net expense of $47,007 for the first thirty-nine weeks of fiscal 1997 from a net income of $1,037 during the same period of last year. This decrease in other income (expense) was primarily due to a decrease in investment income in fiscal 1997 as a result of fewer funds available for investment. In addition, interest expense increased during fiscal 1997 due to the additional debt financing that was arranged during the fourth quarter of fiscal 1996.

       Income Tax Expense (Benefit). For the first thirty-nine weeks of fiscal 1997 the Company recorded an income tax benefit of $8,883 as compared to an income tax benefit of $102,750 for the same period of last year. The fiscal 1996 tax benefit recorded was limited to the amount of taxes recoverable from the carryback of losses; there was no tax benefit recorded for the carryforward of losses generated in the first thirty-nine weeks of fiscal 1997. The Company's fiscal 1997 tax benefit was due to the receipt of state and federal income taxes in excess of the amount recorded as an income tax receivable as of June 30, 1996. The fiscal 1997 tax benefit was offset by $5,700 of state and franchise taxes during the period.

       As of March 30, 1997, the Company has $144,000 of alternative minimum tax credit carryforwards and $1,824,000 of net operating loss carryforwards.
  These tax carryforwards may only be utilized against future earnings and there is no assurance that the Company will realize these benefits. The utilization of these carryforwards may be limited if there are significant changes in the ownership of the Company.

       Seasonality. The Company's highest sales from its Italian and steakhouse restaurants have historically occurred during the months of July through December. The Company is currently unable to determine whether the operation of its bagel bakeries will result in any change in its seasonality.

       Effects of Inflation. Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company's employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws may result in an increase in the Company's labor costs. The Company cannot always implement immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.

  Comparison of Year Ended June 30, 1996 to Year Ended July 2, 1995

       Sales. Sales for fiscal 1996 decreased $1,345,904, or 7.1%, to $17,589,187 from fiscal 1995 sales of $18,935,091. The decrease in sales was primarily due to the increased competition of national chain restaurants in each of the markets in which the Company's Italian and steakhouse restaurants operate. In addition, the Minneapolis, Minnesota restaurant, which was closed on December 24, 1994, contributed approximately six months of additional sales to fiscal 1995.

       Offsetting the decrease in sales by the Company's Italian and steakhouse restaurants was the opening of four bagel bakeries during fiscal 1996. These stores were opened in the Dallas-Forth Worth area during the last nine months of fiscal 1996.

       Cost of Food and Beverage. The cost of food and beverage was 29.5% of sales in fiscal 1996. These costs were down significantly from the 30.5% of sales reported in fiscal 1995 due to the Company changing its food vendor in order to take advantage of lower pricing.

       Labor and Benefits. Labor and benefit costs were 34.9% of sales in fiscal 1996, an increase from the 33.1% of sales reported in fiscal 1995.
  This increase in labor and benefit costs as a percent of sales was primarily due to decreased sales at the Company's Italian restaurants. In addition, the Company incurred higher labor and benefit costs as a percentage of sales during the early phase of operating its new bagel bakeries.

       Direct and Occupancy. Direct and occupancy costs primarily include individual restaurant advertising, promotion, supplies, utilities, occupancy and depreciation expenses. These costs were 36.2% of sales in fiscal 1996, an increase from the 30.2% reported in fiscal 1995. This increase was due to the following three reasons. First, the Company increased its advertising and promotion costs from 2.3% of sales during fiscal 1995 to 3.6% of sales in fiscal 1996. Second, lower sales levels caused fixed costs such as occupancy and depreciation to be spread over a smaller sales base, thus significantly increasing those respective percentages as compared to sales. Third, the Company incurred significant costs related to the start-up of its bagel bakeries.

       General and Administrative. General and administrative costs increased to 7.5% of sales for fiscal 1996, up from the 5.6% of sales reported in fiscal 1995. This increase was primarily due to the Company recording a reserve of $147,368 for the entire balance of an outstanding note receivable related to the closing of its Milwaukee, Wisconsin, restaurant.

       Impairment of Assets Write-down. During the fourth quarter of fiscal 1996, the Company resolved to close its Italian restaurant located in Glendale, Wisconsin, effective September 8, 1996. Accordingly, the Company recorded a $77,691 charge during the fourth quarter of 1996 to reduce the cost of the assets at this location by the excess of the cost over the accumulated depreciation and amortization.

       Other Income (Expense), Net. Other income (expense) decreased to a net expense of $17,601 in fiscal 1996 from a net income of $87,854 in fiscal 1995. The Company's interest expense increased to $92,634 in fiscal 1996 from $68,295 in fiscal 1995 as a result of higher debt in 1996 due to the construction of the Company's bagel bakeries in the Dallas-Fort Worth area. The Company's investment income decreased to $59,526 in fiscal 1996 from $77,469 in fiscal 1995 primarily as a result of fewer funds available for investment. In addition, other income decreased to $15,507 in fiscal 1996 from $78,680 in 1995 as 1995 included a gain of $55,000 from the closure of the Company's Minneapolis, Minnesota restaurant.

       Income Tax Expense (Benefit). The income tax benefit for fiscal 1996 was $160,000 as compared to income tax expense of $6,000 in fiscal 1995. The income tax benefit recorded was limited to the amount of taxes recoverable from a carryback of the current year loss; there was no tax benefit recorded for the effect of the carryforward of losses generated in fiscal 1996. As of June 30, 1996 the Company has $144,000 of alternative minimum tax credit carryforwards and $559,000 of net operating loss carryforwards.

  Liquidity and Capital Resources

       At March 30, 1997 the Company had cash and cash equivalents on hand of $227,297, which represents a decrease of $1,375,639 from the $1,602,936 in cash and cash equivalents reported as of June 30, 1996. Net cash used in operating activities was $846,145 for the first thirty-nine weeks of fiscal 1997. In addition to the net loss of $1,904,889, the Company reduced its accounts payable balance by $395,646 during the first thirty-nine weeks of fiscal 1997. The reduction in the Company's accounts payable balance related primarily to payments made to vendors of $215,816 for capital expenditures for the Company's fourth bagel bakery. These uses of cash were partially offset by non-cash depreciation expenses of $726,977 and an impairment of assets write-down of $640,286. In addition, the Company received proceeds from an income tax receivable of $165,576, and had increases in other accrued liabilities of $111,456.

       Net cash used in investing activities was $415,794 during the first thirty-nine weeks of fiscal 1997. This cash was used primarily for purchases of equipment and leasehold improvements for the Company's fifth bagel bakery in the Dallas-Fort Worth area.

       Net cash used in financing activities was $113,700 for the first thirty-nine weeks of fiscal 1997. The net cash used in financing activities is the net of repayments of amounts due under the Company's debt financing of $163,700 and proceeds of borrowings from the Chairman of the Board of Directors of the Company of $50,000.

       DFW Bagels, Inc. ("DFW Bagels"), a wholly-owned subsidiary of Ciatti's, Inc., entered into a Development Agreement with Bruegger's Franchise Corporation ("Bruegger's) effective January 1, 1995. This agreement, as amended in April 1997, requires DFW Bagels to build thirty bagel bakeries by July 1, 2001. During fiscal 1996, four bagel bakeries were built, thus meeting the initial terms of this agreement. During fiscal 1997, three additional bagel bakeries were opened. DFW Bagels is required to open two additional bagel bakeries by January 1, 1998. As of August 1, 1997, DFW Bagels will open one additional bagel bakery in August 1997 and has entered into lease agreements for four additional bagel bakery sites. The Company intends, however, to open bagel bakeries at a faster rate than that obligated under the Bruegger's Development Agreement, subject to available financing. The Company believes each new site will require approximately $370,000 for capital expenditures, including the initial franchise fee.

       In June 1997, the Company commenced a Note Offering of $2,000,000 in one and three year notes. Through July 31, 1997, the Company had raised approximately $200,000 in the offering.

       The Company plans to finance its working capital and capital resource needs with its current cash, future cash generated from operations, proceeds from its current and future debt and equity financing. In addition, during the third and fourth quarters of fiscal 1997, the Company borrowed $100,000 from the Chairman of the Board of Directors of the Company and may borrow additional amounts. See "Certain Transactions." In addition, in connection with its construction of its bagel bakeries, the Company has relied upon financing from its general contractor and equipment vendors in the aggregate amount of $566,500. The Company intends to pay this amount from the proceeds of this Offering. The Company believes that these sources will be sufficient to enable it to satisfy its working capital needs for the next twelve months. If the Company decides to pursue a strategy of building bagel bakeries at a rate faster than that required by the Development Agreement, it may need funds in addition to those generated from this Offering. In such event, the Company will attempt to raise additional funds through debt or equity offerings. If the Company is unable to successfully raise funds from this Offering in a timely manner, it may be necessary for it to raise additional capital through other means of financing. Although the Company believes that it will be able to secure the necessary capital, there can be no assurances that the Company will be successful in such efforts.

  Statement Regarding Future Profitability of the Company's Bagel Bakeries

       In order for the Company to achieve profitability of its Bruegger's Bagel Bakeries in the Dallas-Fort Worth market, it will be necessary for it both to increase the number of bagel bakeries that it has open and to increase the sales per bagel bakery. As of July 1997, the Company's bagel bakeries in the 2,100 to 3,000 square foot range had achieved average sales of $8,000 per week.

       The Company believes that its bagel bakeries will generate positive cash flow when they reach average sales of $11,000 per week and will become profitable when they achieve average sales of $12,000 per week. Accordingly, the Company needs to increase its average sales per bagel bakery by approximately $3,000 per week to achieve positive cash flow and $4,000 per week to achieve profitability.

       There are some important factors that are needed for the Company to achieve these results. First, the Company believes that it needs to achieve penetration of between twelve and twenty stores before it can achieve these sales levels. Second, the Company believes that it needs to increase its advertising in the Dallas-Fort Worth area to approximately $15,000 per month. Third, the Company must be able to continue to obtain products from a Bruegger's commissary, whether owned by Bruegger's Corporation, another Bruegger's franchisee or a Company owned commissary.

       The Company is required under the Bruegger's Development Agreement to have nine bagel bakeries open by January 1, 1998. As of August 1, 1997, the Company has seven bagel bakeries open, will open an additional bagel bakery in August 1997 and has signed leases for four additional bagel bakeries. The Company is unable to commence construction of these leased spaces, however, until it has attained additional funds. If the Company opens all of these bagel bakeries, it would have twelve bagel bakeries which, it believes is the minimum number needed to penetrate into this market.

       Assuming that it receives the minimum proceeds of this Offering of $2.0 million, plus approximately $1.0 million from additional sources, including equipment financing, the Company believes it can have twelve stores open by the end of calendar 1997 and would have additional working capital to commence an aggressive advertising campaign. If the Company is able to have twelve stores open and raise sufficient working capital to commence the advertising needed by the end of calendar 1997, the Company believes that it can achieve average per bagel bakery sales of $11,000 per week by June 1998 and average bagel bakery sales of $12,000 per week by June 1999. If the Company raises more than the minimum proceeds from this Offering, it intends to build additional stores in the Dallas-Fort Worth area. Although the Company believes that it will be able to raise the minimum proceeds from this Offering, there can be no assurances that the Company will be successful in its efforts.

                                   BUSINESS

  General

       The Company owns and operates ten full-service restaurants in Minnesota and Wisconsin. Included in these full-service restaurants are nine Italian restaurants operating in Minnesota and Wisconsin under the name "Ciatti's Italian Restaurant" and one Steakhouse restaurant operating in Wisconsin under the name "Spurs Steakhouse & Saloon". On January 1, 1995, DFW Bagels, Inc. ("DFW Bagels"), the wholly-owned subsidiary of the Company, entered into an exclusive Area Development Agreement with Bruegger's Franchise Corporation to develop bagel bakeries in the Dallas-Fort Worth area. As of August 1, 1997, DFW Bagels is operating seven bagel bakeries in the Dallas-Fort Worth area.

       The Company is conducting this Offering to raise working capital, including additional capital to expand the number of bagel bakeries owned and operated by DFW Bagels in the Dallas-Fort Worth area. Under the Bruegger's Development Agreement, DFW Bagels must have nine bagel bakeries open by January 1, 1998 and thirty bagel bakeries open by July 1, 2001. The Company may also use part of any capital raised for major remodeling and updating of some of its Italian restaurants, as well as for other business opportunities.

  Restaurant Demographics

       Full-Service Restaurants
       ------------------------

       The Company currently operates eight Italian restaurants in Minnesota and one Italian and one steakhouse restaurant in Wisconsin. The Company's Italian and steakhouse restaurants range in size from 6,500 to 9,800 square feet. Each seats between 70 and 100 customers in the lounge and between 110 and 220 customers in the dining area. Two of the Company's restaurants have a meeting room/banquet facility and some of the Company's restaurants also offer outdoor patio dining on a seasonal basis.

       The following table sets forth the opening date and square footage of the Company's full-service restaurants:

                                                                                    Approximate
       Date Opened                        Location                                 Square Footage
       -----------                        --------                                 --------------
       September, 1984                    Saint Paul, Minnesota                        8,600
       February, 1985                     Madison, Wisconsin                           9,800
       November, 1987                     Falcon Heights, Minnesota                    7,000
       November, 1988                     Eden Prairie, Minnesota                      7,800
       June, 1989                         Burnsville, Minnesota                        7,800
       February, 1990                     Maplewood, Minnesota                         7,800
       November, 1990                     St. Cloud, Minnesota                         6,700
       October, 1991                      Edina, Minnesota                             6,500
       November, 1991                     LaCrosse, Wisconsin                          7,100
       April, 1992                        Woodbury, Minnesota                          7,000

       The Saint Paul restaurant is located in an urban area. The Madison, Falcon Heights, Eden Prairie, Burnsville, Maplewood, Edina and Woodbury restaurants are located in suburban areas. The Saint Cloud restaurant is located in a community of approximately 50,000 residents, 50 miles northwest of the Minneapolis-Saint Paul metropolitan area and the LaCrosse, Wisconsin restaurant is located in a community of approximately 50,000 residents, 90 miles southeast of the Minneapolis-Saint Paul metropolitan area. The actual cost of opening an Italian or steakhouse restaurant, including leasehold improvements, furniture, fixtures, and equipment and other pre-opening costs has varied from $480,000 to $930,000 per restaurant.

       The Company has not opened a Italian or steakhouse restaurant since April 1992 and has no plans to open any additional full-service restaurants in the future.

       Bagel Bakeries
       --------------

       As of August 1, 1997, DFW Bagels operates seven bagel bakeries in the Dallas-Forth Worth area, is scheduled to open an additional bakery in August 1997 and has signed leases for an additional four bakeries. Generally, these bagel bakeries range in size from 2,100 to 3,000 square feet and seat between 45 and 50 customers. Most bagel bakeries also offer a limited area for outdoor patio dining. As a test, the Company opened a 520 square foot bagel bakery as part of a service station/convenience store in Irving, Texas during the last quarter of fiscal 1997. In the future, the Company plans to open bagel bakeries ranging in size from 1,800 to 2,200 square feet.

       The following table sets forth the opening date and square footage of the Company's bagel bakeries:

                                                                                                      Approximate
       Date Opened                                 Location                                          Square Footage
       -----------                                 --------                                          --------------

       October, 1995                               Plano (Lancer's Square)                               3,000
       December, 1995                              Plano (Shepard Place)                                 2,250
       February, 1996                              Dallas (Preston Center)                               2,500
       June, 1996                                  Fort Worth (Bowie)                                    2,130
       November, 1996                              Dallas (Preston Campbell)                             2,200
       April, 1997                                 Irving (Valley Ranch)                                   520
       June, 1997                                  Fort Worth (Fossil Creek)                             2,100
       August, 1997 (estimated)                    University Park (Southern Methodist University)       2,300

  Restaurant Formats

       Italian Restaurants
       -------------------

       The Company's restaurants have traditionally had an Italian format. The Company's Italian restaurants serve appetizers, pizza, soups, salads, sandwiches, pasta, chicken, seafood, bread and desserts, together with alcoholic and non-alcoholic beverages. Menu items are prepared at each restaurant pursuant to the Company's uniform recipes and ingredient specifications.

       The Company has traditionally designed the dining areas and lounges of its Italian restaurants to convey an atmosphere of casual elegance. The dining area of each restaurant features booths and individual tables with either chairs or banquettes. Each restaurant differs in interior design and decor, depending upon the location and nature of the space. The Company has recently redesigned one of its restaurants to be a more informal, open-kitchen style restaurant. Most restaurants accept reservations for a limited portion of their dining area. The Company has lounge areas, which have full-service liquor licenses, available in most restaurants for customers waiting to be seated for dining. In most of the Company's restaurants, appetizers and other menu items are available in the lounge as well as in the restaurant.

       Each Italian restaurant employs a standardized menu with entree prices ranging from $5.99 to $8.99 at lunch, and $7.99 to $14.99 at dinner. During fiscal year 1996, food sales comprised approximately 77% and beverage sales comprised approximately 23% of total sales.

       The Company's Italian restaurants are typically open for lunch and dinner daily during the year, except for Thanksgiving, Christmas Eve and Christmas Day. Hours of operation may vary depending on local custom and customer traffic. Menu service is normally available from 11:00 a.m. to 10:00 p.m. (9:00 p.m. on Sunday). A Sunday brunch is served in some of the Minnesota restaurants from 10:00 a.m. to 2:00 p.m. Each restaurant's lounge is typically open from 11:00 a.m. until midnight (10:00 p.m. on Sundays). In addition to in-restaurant dining, all of the menu items are available for carry-out. Carry-out sales constitute a small portion of the Company's total sales.

       Steakhouse Restaurant
       ---------------------

       In 1993, the Company converted its Madison, Wisconsin, Italian restaurant into a Spurs Steakhouse & Saloon-restaurant. The Company's Steakhouse restaurant has a more casual atmosphere than the Company's Italian restaurants, with a menu that features a Texas theme, featuring a variety of steaks, ribs, chicken, seafood, sandwiches, salads, soup and appetizers. Prices at the steakhouse restaurant range from $4.99 to $17.95 and the hours of operation are consistent with those of the Company's Italian restaurants.

       Bagel Bakeries
       --------------

       The Company's bagel bakeries specialize in 12 varieties of freshly baked bagels and branded cream cheeses, as well as freshly ground, premium branded coffee which is brewed fresh every 19 minutes. Bruegger's bagels are unique because certified bagel masters make the bagels by kettle-boiling them in malt and water and then baking them in a stone hearth oven. In addition, each bagel bakery offers deli-style bagel sandwiches, freshly-made soups, and other food and beverage items. The bagel bakeries are open from approximately 6:30 a.m. to 7:00 p.m. each day, depending upon location, and offer both carry-out and in-store dining.

       The design and general lay-out of the Company's bagel bakeries is based on plans and guidelines issued by Bruegger's. Bruegger's updated its plans and designs for all bagel bakeries in 1995 and all of the Company's existing bagel bakeries have been constructed following this new design. It is anticipated that the new design will be the national standard for a number of years. The Company's ability to make material changes to such design is limited and any such change requires the written approval of Bruegger's. The new design and ambiance is bright and clean looking, using materials to withstand heavy customer use.

       Bruegger's also issues standard plans for furniture, fixtures and equipment ("FF&E"), including standard menu boards and art work. The Company, similarly to other franchisees of Bruegger's, is required to equip each bakery with such FF&E. In a number of cases, Bruegger's offers franchisees an option to purchase major equipment from two different manufacturers.

  Restaurant and Bakery Operations

       The Company has established uniform operational standards for all of its restaurants, which are maintained by each restaurant's management team in accordance with the Company's manuals that emphasize quality of ingredients, food preparation and presentation, maintenance of the restaurant premises and employee training and conduct.

       The Company's President supervises the operations of all restaurants with the assistance of a Director of Operations for Full-Service restaurants and a Director of Operations for bagel bakeries. Additionally, a Vice President for Administration, a Corporate Controller and a Corporate Chef administer their respective areas of responsibility at the corporate office.

       Each restaurant normally employs a general manager and assistant managers. General managers have primary responsibility for restaurant operations, including customer relations, food service, cost control, maintenance, personnel, implementation of Company policies and procedures, and restaurant profitability. Assistant managers share day-to-day responsibility for restaurant operations. The Company has a bonus program to compensate its managers and assistant managers for achieving sales, service and profitability goals.

       Supervisory personnel visit each restaurant an average of one day a week. During these visits each aspect of the restaurant's operations is scrutinized to ensure that the restaurant is being operated in conformance with Company policies and procedures and that the Company's high levels of customer service are being maintained.

       For its Italian restaurants, the Company periodically prepares and revises menu items, recipes and lists of approved ingredients. Menu items, recipes and the ingredients used in preparing them are chosen based upon quality, cost and customer acceptance. Each restaurant's food and beverage inventories and supplies are purchased by the general managers directly from suppliers approved by the Company.

       All supplier invoices are paid at the Company's home office after approval by the appropriate general manager. The Company believes it has a good working relationship with its suppliers. The Company limits the number of its suppliers to take advantage of volume discounts, to achieve better quality control and to simplify the purchasing process for the general managers. Although the Company purchases a majority of its food ingredients and restaurant supplies from a single distributor, which is not uncommon in the restaurant industry, the Company believes that its food and beverage supplies can be obtained from more than one supplier if any one supplier is unable to meet the Company's demand or quality specifications.

       The Company maintains centralized financial and accounting controls for its restaurants. Restaurant and bakery personnel are required to report sales and deposit information to the Company on a daily basis. On a weekly basis, general managers complete and forward to the Company a food and liquor inventory, supplier invoices, payroll reports and other various information.

  Restaurant Development

       Bagel Bakeries
       --------------

       Effective January 1, 1995, the Company entered into the Bruegger's
  Development Agreement.   Bruegger's, which was acquired in May 1996 by Quality
  Dining, Inc., has aggressively expanded its franchise system to most major markets of the country. Bruegger's has indicated that its objectives are to establish the Bruegger's brand as the leading, most recognized brand in the bagel industry, to enhance Bruegger's existing position as the largest chain of fresh bagel bakeries in the United States and to be the industry leader in the markets it enters. As of May 11, 1997, Bruegger's, directly or through franchises, operated in 52 metropolitan markets in 32 states. On May 12, 1997, Quality Dining, Inc. announced that its Board of Directors approved a plan to divest its Bruegger's bagel-related businesses. The Company does not know what effect, if any, this divestiture will have on the Company. See "Business
  - Relationship with Bruegger's and Quality Dining."

       All franchisees are required to open a contractually specified number of bakeries in their territory within a specified period of time or they will lose their territorial franchise rights. As of June 30, 1997, there were 475 bagel bakeries open for business, owned and operated by either Bruegger's or by franchisees. The reported goal of Bruegger's is to have 2,000 Bruegger's bakeries system-wide by the end of October 2000. Although Bruegger's is generally considered the largest bagel concept in the country, there are several franchise or company-owned systems with aggressive development plans in direct competition in all areas of the country.

       The Company intends to devote significant resources to the development of its bagel bakeries. This decision to concentrate on Bruegger's reflects the Company's judgment concerning the potential market for bagel-based restaurant concepts, the continuing appeal of the Bruegger's format to customers and the Company's ability to successfully manage its growth. Under the terms of the Bruegger's Development Agreement, the Company is required to build thirty bagel bakeries in the Dallas-Fort Worth area by July 1, 2001.

       The Company is concentrating its development efforts in the socioeconomic well-to-do areas of the greater Dallas-Fort Worth area. Experience gained from other Bruegger's franchises has shown that the typical customer tends to be well educated and financially well-off. As of August 1, 1997, five bagel bakeries have been opened in the north-central portion of the Dallas area, and two were opened in the Fort Worth area.

       The ability of the Company to open additional bagel bakeries will depend to a large degree on the availability of suitably sized spaces in desired areas at economically justifiable terms. Other bagel chains, as well as coffee houses, are vying for the same locations, thus providing strong competition for space.

       The cost of opening a new bagel bakery is approximately $370,000. The cost of leasehold improvements for the existing bakeries has averaged $175,000 per bakery, depending on the size of the space, contributions by the lessor and the condition of the buildings. The cost of equipment for the existing bakeries has averaged $150,000 for each bakery. Other pre-opening expenses, including design services, smallwares, training, and initial inventory is $45,000 for each bakery, including the initial franchise fee.

  Relationship with Bruegger's and Quality Dining

       The development by DFW Bagels of bagel bakeries is based upon franchise documents entered into between DFW Bagels and Bruegger's. The principal documents are a Development Agreement dated as of January 1, 1995 and a Franchise Agreement pertaining to each existing bagel bakery. On May 12, 1997, Quality Dining announced that its Board of Directors approved a plan to divest its Bruegger's bagel-related businesses. The Company does not know what effect, if any, this divestiture will have on the Company.

       The Bruegger's Development Agreement, as amended, gives DFW Bagels the right to construct, own and operate bagel bakeries in the counties of Tarrant and Dallas, Texas and certain areas immediately north of the City of Dallas, including the City of Plano, Texas (the "Development Area"). The Bruegger's Development Agreement grants DFW Bagels the exclusive right and obligation to develop thirty bagel bakeries within the Development Area by July 1, 2001 on the following schedule:

                                               Minimum number
                                              of bagel bakeries
                                           DFW Bagels must have in
           Deadline                         operation by deadline
           --------                         ---------------------
           July 1, 1996                               4
           January 1, 1998                            9
           October 1, 1998                           14
           July 1, 1999                              19
           July 1, 2000                              24
           July 1, 2001                              30

       DFW Bagels is to choose the sites for the bagel bakeries at its sole expense but must seek site approval from Bruegger's in writing prior to beginning construction. The Bruegger's Development Agreement also defines the relationship of DFW Bagels to Bruegger's as that of independent contractor and states that none of the rights granted therein may be assigned or otherwise transferred. In addition, Ciatti's, Inc. agreed that any sales of its interest in DFW Bagels shall be subject to a right of first refusal and prior written consent by Bruegger's. Bruegger's has additional rights to acquire equity securities of Ciatti's, Inc. if Ciatti's stock ceases to be publicly traded.

       The Bruegger's Development Agreement may be renewed in one year increments after the initial term if DFW Bagels continues opening bagel bakeries at the rate of three per year. After five years of renewals, however, DFW Bagels is obligated to open only one bagel bakery per year.

       The Bruegger's Development Agreement gives DFW Bagels the exclusive right to operate bagel bakeries in the Development Area. The Bruegger's Development Agreement provides, however, that certain Bruegger's specialty products (specifically cheese spreads and related products) may be distributed by a third party through supermarkets, delicatessens, specialty food stores, convenience stores, and other wholesale and retail food stores within the Development Area, but in such event DFW Bagels has a right to act as distributor.

       The Bruegger's Development Agreement provides that if DFW Bagels breaches any term of the Development Agreement, Bruegger's has the right to terminate the Bruegger's Development Agreement.

       The Bruegger's Development Agreement provides that DFW Bagels and Bruegger's will enter into a predetermined franchise agreement for each bagel bakery opened by DFW Bagels. The Franchise Agreement grants DFW Bagels the right to establish and operate the particular bagel bakery and to use the Bruegger's system and various trademarks. The Franchise Agreement designates the locations approved pursuant to the Bruegger's Development Agreement as the exclusive sites for the operation of the bagel bakeries. Under the terms of the franchise agreement, Bruegger's agrees to provide DFW Bagels with operation assistance, layout as well as manuals, training and annual audits. The franchise agreement also states that Bruegger's may at its discretion establish an Advertising Cooperative (the "Coop") for certain geographic areas and that if DFW Bagels operates a bagel bakery within such area it must immediately become a member of the Coop. DFW Bagels's duties under the franchise agreement include constructing bagel bakeries at its own expense from pre-approved plans and sending new managers to Bruegger's training program. DFW Bagels also promises that its bagel bakeries will strictly conform to Bruegger's methods, such as its core products, management of the business, fixtures, furnishings, and maintenance, and that it will keep confidential the Operations and Bagel Production Manuals provided it. In consideration of the rights granted it, DFW Bagels is obligated to pay certain franchise and other fees to Bruegger's. Each franchise agreement has a term of twenty years and may be renewed in ten year increments. If DFW Bagels chooses to renew, the terms of the franchise agreement will change to whatever terms are being offered new franchisees at the time of renewal.

       As a result of a dispute between the Company and Bruegger's with respect to whether Bruegger's had the right to consent to issuances of securities by Ciatti's and a right of first refusal to purchase securities of Ciatti's, the Company commenced litigation against Quality Dining and Bruegger's in November 1996 in United States District Court for the District of Minnesota. Quality Dining and Bruegger's counterclaimed and the parties conducted discovery. In April 1997, in connection with the settlement of the lawsuit, Ciatti's and Bruegger's entered into a Settlement Agreement. Under the terms of the Settlement Agreement , Bruegger's agreed to extend the dates on which the Company was required to complete the opening of certain bagel bakeries under the Bruegger's Development Agreement, and the Company and DFW Bagels agreed to enter into certain indemnification and license arrangements with Bruegger's.

  Fiscal Year

       The Company's fiscal year ends on the Sunday closest to June 30 of each year. Therefore, the Company's fiscal years are either 52 or 53 week periods.

  Seasonality

       The Company's highest full service restaurant sales historically have occurred during the period from July through December. The Company's bagel bakeries' highest sales have occurred during the period from September through May.

  Competition

       The restaurant industry is intensely competitive and is affected by changes in taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. Menu, price, service, convenience, location, decor, and atmosphere are all important competitive factors, with the relative importance of such factors varying among different segments of the consuming public. By serving high-quality food and beverages at reasonable prices in pleasant, casual surroundings, the Company seeks to appeal to a wide range of customers.

       Although the full-service Italian restaurant market segment is highly fragmented, a few regional and national chains compete directly against the Company in this market segment. Dardens' concept, The Olive Garden, is represented in the Company's Minnesota and Wisconsin markets. The Company's Italian and Steakhouse restaurants compete not only with other chain or locally owned restaurants with similar menus, but also with other full-service restaurants.

       For its bagel bakeries, the Company's primary competitors are several chain bagel operators offering menu items essentially similar to Bruegger's, all vying for speedy market penetration. For example, Einstein Bagels and Bagel Boulevard are represented in the Company's territory as well as a number of local, owner-operated bagel shops which in several cases have developed a loyal local clientele. In addition, any quick-service or home-replacement meal restaurants are competing with the Company for breakfast or lunch customers.

       Through the Bruegger's concept, the Company does, however, differentiate itself from these competitors by providing its customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. Additionally, by constructing and operating its own commissary to produce and distribute fresh dough daily, the Company will vertically integrate its bagel operations. This integration will allow the Company to provide its bagel customers with a consistently high-quality product and to minimize transportation and production costs.

  Advertising and Promotion

       The Company develops and executes annual advertising and promotional programs customized to each of the markets in which the Company currently operates. The Company has budgeted 2.7% of its projected fiscal 1998 full service restaurant sales for advertising. Under the terms of the franchise agreements with Bruegger's, the Company is required to spend approximately four percent of its sales from the bakeries for advertising and promotion, including advertising and promotions due in connection with Bruegger's efforts. Due to the small number of bagel bakeries currently existing in the franchise area, the majority of the Company's efforts in this respect are directed to local store marketing and direct mail. As part of its efforts to increase sales of its bagel bakeries, the Company intends to spend more than four percent of sales for advertising in the near future. Television, radio or other wide coverage advertising will not be economically justifiable until a larger number of bakeries exists in the Company's territory.

  Government Regulation

       Various federal, state and local laws affect the Company's restaurant business, including laws and regulations relating to health, sanitation, alcoholic beverage control and safety standards and access for disabled persons. To date, federal and state environmental regulations have not had a material effect on the Company's operations. Varied and sometimes stringent requirements of local government bodies with respect to zoning, building codes, land use and environmental factors have, in the past, increased, and in the future can be expected to increase, the cost and time required for developing new restaurants or bakeries. In some instances the Company may have to obtain zoning variances and land use permits for its new restaurants or bakeries. A significant portion of the Company's Italian and steakhouse restaurant business is also derived from the sale of alcoholic beverages. Any action by an alcoholic beverage control agency to suspend or revoke a restaurant's liquor license would have an adverse effect on that restaurant's business. The Company believes that it is operating in compliance with all material laws and regulations covering its operations.

       The Company is also subject to the Fair Labor Standards Act, which covers such matters as minimum wages, overtime and other working conditions. A significant portion of the Company's food service personnel are paid at rates above, but related to, the minimum wage. Accordingly, additional increases in state or federal minimum wage requirements or changes in applicable state law with respect to minimum wages for "tipped" employees may have an adverse impact on the Company.

  Trademarks and Licenses

       The Company has obtained a trademark of the stylized words and design for "Ciatti's Italian Restaurant," which was renewed in March 1994. The Company also obtained a trademark for the words and design of "Spurs Steakhouse & Saloon" in June 1994. Generally, federal registration of a trademark gives the registrant the exclusive use of the trademark in the United States in connection with the goods or services associated with the trademark, subject to the common law rights of any other person who began using the trademark prior to the date of federal registration. The Company believes that its marks are important to its business.

       "Bruegger's" and "Bruegger's Bagel Bakery" are trademarks of Bruegger's Corporation. Under the terms of the Bruegger's Development Agreement, DFW Bagels has the right to use all trademarks associated with the Bruegger's bagels franchise in connection with the operation of bagel bakeries in the Dallas-Fort Worth area.

  Employees

       As of August 1, 1997, the Company employed approximately 915 persons, including 10 corporate employees, 55 restaurant and bakery managers and assistant managers, and 850 hourly restaurant employees. Hourly employees comprise approximately 93% of the Company's total work force and most work on a part-time basis. Other than corporate and restaurant management personnel, employees are paid on an hourly basis. No employees are covered by collective bargaining agreements and no work stoppages have occurred. The Company considers its employee relations to be good.

  Description of Property

       The Company's existing restaurants are located in leased facilities, all of which the Company believes to be adequate. The Company owns substantially all of the furniture, fixtures, and equipment in each of its restaurants. Leasehold improvements paid for by the Company generally will become the property of the landlord upon expiration or termination of a lease.

       The Company's corporate offices are located in Edina, Minnesota, a Minneapolis suburb. These premises include a test kitchen and a small warehouse area. The lease currently runs through August 31, 1998, with the Company having the option to renew the lease for an additional three year term at the then current market rates. The Company believes this facility will be adequate to accommodate its administrative needs for the foreseeable future and that it will be able to renew its existing lease upon satisfactory terms or obtain comparable space on satisfactory terms.

       The Company leases real estate and improvements for its restaurants. The leases for its Italian restaurants generally provide for an initial term of ten or twelve years although one restaurant had an initial term of twenty years. These leases generally have a minimum of two five-year renewal options. Base rent under the Company's leases varies depending, in part, upon leasehold allowance funds provided by the lessor. Base rent at some locations also escalates during the term of the lease. At a few restaurants, the Company also is required to pay a percentage rate between 4% and 5.5% of sales in excess of specified amounts. The Company pays all real estate taxes, insurance, utilities and maintenance expenses for its leased properties.

       The Company's leases for its bagel bakeries generally run for either five or ten years, and have an option to renew for one or two additional five year terms. The existing leases provide for a fixed rent for the primary term in an amount that varies with the location.

  Legal Proceedings

       The Company is not subject to any pending legal proceedings.


                              CERTAIN TRANSACTIONS

       In order to finance certain working capital requirements, in February 1997, the Company borrowed $50,000 from L.E. "Dan" Danford, Jr., the Chairman of the Board of Directors of the Company, pursuant to an unsecured 10.5% Promissory Note that is payable in four installments from October 1997 through June 1998. In addition, in June 1997 the Company borrowed an additional $50,000 from Mr. Danford under similar provisions. The Company anticipates that it may borrow additional funds from Mr. Danford in the future. There are, however, no guarantees that funds will be available from Mr. Danford when needed by the Company.


                           DESCRIPTION OF SECURITIES

  Units

       Each Unit offered hereby consists of one share of Common Stock, $.01 par value, and one Warrant to purchase one share of Common Stock. The Common Stock and Warrants are detachable and separately transferable immediately.

  Common Stock

       The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, $.01 par value, of which 742,819 shares were outstanding at August 1, 1997.

       Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors of the Company out of funds legally available for the payment of dividends. The Company expects to retain any earnings to finance the development of its business. Accordingly, the Company does not anticipate payment of any dividends on the Common Stock for the foreseeable future. In the event of any liquidation, dissolution or winding-up of the Company, the holders of Common Stock will be entitled to receive a pro rata share of the net assets of the Company remaining after payment or provision for payment of the debts and other liabilities of the Company.

       Holders of Common Stock are entitled to one vote per share in all matters to be voted upon by shareholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors. Holders of Common Stock have no preemptive rights to subscribe for to purchase any additional shares of Common Stock or other obligations convertible into shares of Common Stock which may hereafter be issued by the Company.

       All of the outstanding shares of Common Stock are, and the shares included in the Units to be sold pursuant to this Offering will be, fully paid and non-assessable. Holders of Common Stock of the Company are not liable for further calls or assessments.

  Warrants

  Warrant Agreement

       The Warrants included as part of the Units offered hereby will be issued under and governed by the provisions of the Warrant Agreement between the Company and Norwest Bank Minnesota, National Association, as Warrant Agent. A copy of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following statements are summaries of certain provisions contained therein, are not complete, and are qualified in their entirety by reference to the Warrant Agreement.

       The shares of Common Stock and the Warrants offered of the Units are detachable and separately transferrable immediately for issuance. One Warrant entitles the holder ("Warrantholder") thereof to purchase one share of Common Stock through December 31, 2002. Each Warrant will be exercisable at a price equal to $5.00 per share, subject to adjustment in certain circumstances. Beginning January 1, 1998, the Warrants are redeemable, in whole, by the Company at a redemption price of $.05 per Warrant on not less than 30 days written notice, provided that the market price of the Common Stock exceeds $6.00 per share (subject to adjustment) for any 20 consecutive trading days within 15 days prior to such notice. "Market price" shall mean (i) if the Common Stock is listed or admitted to unlisted trading privileges, the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise, or if no such sale is made on such day, the average of the closing bid and asked prices for such day on such exchange, or
  (ii) if the Common Stock is not so listed or admitted, the mean of the last reported bid and asked prices reported by the Nasdaq Bulletin Board on the last business day prior to the date of exercise, or (iii) if the Common Stock is not so listed, admitted or reported, an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company. Holders of Warrants may exercise their rights until the close of business on the date fixed for redemption, unless extended by the Company.

       Warrantholders as such are not entitled to vote, receive dividends, or exercise any of the rights of holders of shares of Common Stock for any purpose until such Warrants have been duly exercised and payment of the purchase price has been made. The Warrants are in registered form and may be presented for transfer, exchange, or exercise at the corporate office of the Warrant Agent. Although the Company has applied for listing of the Warrants on the Nasdaq SmallCap Market, there is currently no established market for the Warrants, and there is no assurance that any such market will develop.

       The Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants to protect Warrantholders against dilution in certain events, including stock dividends, stock splits, reclassification and any combination of Common Stock, or the merger, consolidation or disposition of substantially all the assets of the Company.


  Registration

       The Company has sufficient shares of Common Stock authorized and reserved for issuance upon exercise of the Warrants, and such shares when issued will be fully paid and non-assessable. The Company must have a current registration statement on file with the Securities and Exchange Commission and, unless exempt therefrom, with the securities commission of the state in which the Warrantholder resides in order for the Warrantholder to exercise his or her Warrants and obtain shares of Common Stock free of any transfer restrictions. The shares so reserved for issuance upon exercise of the Warrants are registered pursuant to the Registration Statement for which this Prospectus is a part. Furthermore, the Company has agreed to use its best efforts to maintain an effective registration statement (by filing any necessary post-effective amendments or supplements to the Registration Statement) throughout the term of the Warrants with respect to the shares of Common Stock issuable upon exercise thereof. The Company will incur significant legal and other related expenses in order to keep such registration statement current. There can be no assurance, however, that the Company will be able to keep any such registration statement current or that such registration statement will be effective at the time the Warrantholder desires to exercise his or her Warrants. Additionally, the Company has agreed to use its best efforts to maintain qualifications in those jurisdictions where the Units were originally qualified for sale to permit exercise of the Warrants and issuance of shares of Common Stock upon such exercise. However, there can be no assurance that any such qualification will be effective at the time the Warrantholder desires to exercise his or her Warrants. If for any reason the Company's Registration Statement is not kept current, or if the Company is unable to qualify its Common Stock underlying the Warrants for sale in particular states, Warrantholders in those states will, absent an applicable exemption, have no choice but to either sell such Warrants or let them expire.

  Exercise

       The Warrants may be exercised upon surrender of the certificate therefore on or prior to the expiration date (or earlier redemption date) at the offices of the Company's Warrant Agent, with the "Purchase Form" on the reverse side of the certificate filled out and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier's check payable to the order of the Company) for the number of Warrants being exercised.

       For the term of the Warrants, the Warrantholders are given the opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution in the interest of the Company's shareholders. During such term, the Company may be deprived of opportunities to sell additional equity securities at a favorable price. The Warrantholders may be expected to exercise their Warrants at a time when the Company would, in all likelihood, be able to obtain equity capital by a sale or a new offering on terms more favorable to the Company than the terms of the Warrants.

  Tax Considerations

       The cost of each Unit will be allocable between each of its two elements (one share of Common Stock and one Warrant) in accordance with their relative fair market value to determine the adjusted basis of each element for federal income tax purposes. No gain or loss will be recognized by a holder of a Warrant upon purchase of Common Stock for cash pursuant to the exercise of the Warrant. The adjusted basis of a share of Common Stock so acquired will equal the adjusted basis of the Warrant plus the exercise price. There may be other federal tax considerations, and state, local or foreign tax considerations. Investors should consult their own tax advisors before determining whether to purchase the Units or exercise the Warrants.

  Indemnification and Waiver of Director Liability

       The Minnesota Business Corporation Act provides that officers and directors of the Company have the right to indemnification from the Company for liability arising out of certain actions. Such indemnification may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such indemnification provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

       The Company has adopted in its Articles of Incorporation a provision which limits personal liability for breach of the fiduciary duty of its directors, to the extent provided 392A.251 of the Minnesota Business Corporation Act. Such provision eliminates the personal liability of directors for damages occasioned by breach of fiduciary duty, except for liability based on a breach of the director's duty of loyalty to the Company, liability for acts or omissions not made in good faith, liability for acts or omissions involving intentional misconduct, liability based on payments of improper dividends, liability based on violations of state securities laws and liability for acts occurring prior to the date such provision was added.

       Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined therein) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the Company. Article IX of the Company's By-Laws provides that the Company shall indemnify persons to the fullest extent permissible by the Minnesota Corporation Act. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights.

Commitment of Existing Shareholder

     L.E. "Dan" Danford, the Chairman of the Company's Board of Directors, has advised the Company that he intends to purchase $500,000 (222,222 Units) in this Offering. Mr. Danford's commitment is contingent upon the Company obtaining additional funds in an amount of $1,500,000 (666,667 Units) to reach the minimum. Mr. Danford may, but is not committed to, purchase additional Units.

Limitation on Purchases

     As noted above under "Business-Relationship with Bruegger's and Quality Dining," in connection with the execution of a Settlement Agreement dated as of April 24, 1997, the Company and Bruegger's agreed that Bruegger's would have no right of consent for certain issuances of securities by Ciatti's, including any issuance of securities by Ciatti's (i) if the issuance does not result in the acquisition of over 40% of the voting power of any class of securities of Ciatti's after the completion of the issuance by any shareholder (other than Phillip R. Danford or L.E. "Dan" Danford, Jr.) who previously held less than 40% of the voting power of such securities and (ii) such issuance does not result in Phillip R. Danford and L.E. "Dan" Danford, Jr. collectively owning less than 10% of the voting power of all classes of securities of Ciatti's. In order to ensure that no shareholder (other than Phillip R. Danford or L.E. "Dan" Danford, Jr.) acquires more than 40% of the Company's Common Stock as a result of this Offering, the Company will have the right to reject any subscription if, in the Company's judgment, such purchase will violate the provisions of the Bruegger's Development Agreement.


                                 LEGAL MATTERS

     The validity of the shares issuable upon exercise of the Warrants will be passed upon by Lindquist & Vennum P.L.L.P., 4200 IDS Center, Minneapolis, Minnesota 55402.

                                    EXPERTS

     The Company's consolidated financial statements as of and for the fifty-two weeks ended June 30, 1996, incorporated by reference into this Prospectus, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

     Neither Bruegger's Franchise Corporation ("Bruegger's") nor any of its parents, subsidiaries, affiliates, officers, directors, agents, employees, accountants or attorneys are in any way participating in, approving or endorsing this Offering of securities by the Company, any of the offering or accounting procedures used in the Prospectus, or any representations made in connection with the Offering. The grant by Bruegger's of any franchise or other rights to Ciatti's or DFW Bagels is not intended as, and should not be interpreted as, an express or implied approval, endorsement or adoption of any statement regarding financial or other performance which may be contained in this Prospectus. Any review by Bruegger's of this Prospectus or the information included in this Prospectus has been conducted solely for the benefit of Bruegger's to determine conformance with Bruegger's internal policies, and not to benefit or protect any other person. No investor should interpret any such review by Bruegger's or the use and display of any of Bruegger's logos, trademarks or service marks herein as approval, endorsement, acceptance or adoption of any representation, warranty or covenant contained in the materials reviewed. The enforcement or waiver of any obligation of Ciatti's or DFW Bagels under any agreement between Ciatti's or DFW Bagels and Bruegger's or any of Bruegger's affiliates is a matter of Bruegger's or its affiliates' sole discretion. No investor should rely on any representation, assumption or belief that Bruegger's or its affiliates will enforce or waive particular obligations of Ciatti's or DFW Bagels under such agreements.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company's Common Stock is quoted on The Nasdaq SmallCap Market ("Nasdaq") under the symbol "CIAT."

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the Units offered hereby. This Prospectus does not contain all information set forth in such Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. In each instance, reference is made to the copy of such contract or document (if any) filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the shares offered hereby, reference is made to such Registration Statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission (File No. 0-16348), are incorporated by reference in this
Prospectus: (i) the Company's Annual Report on Form 10-KSB for the fifty-two weeks ended June 30, 1996, (ii) the Company's Proxy Statement dated October 10, 1996 for its Annual Meeting of Shareholders held November 19, 1996, (iii) the Company's 10-QSB for the quarter ended September 29, 1996, (iv) the Company's 10-QSB for the quarter ended December 29, 1996 and (v) the Company's 10-QSB for the quarter ended March 30, 1997. The Company's Annual Report for the fifty-two weeks ended June 30, 1996 and the Company's 10-QSB for the quarter ended March 30, 1997 are being included as part of this Prospectus.

     The foregoing documents contain financial and other information concerning the Company. Such documents constitute a part of this Prospectus, and the information contained therein should be reviewed together with all other information contained herein. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Scott P. McGuire, Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55439-2702. Telephone requests may be directed to (612) 941-0108, extension 205.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained or incorporated by reference in this Prospectus or a Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Prospectus of a Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Units offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the Units offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus or a Prospectus Supplement nor any sale made thereunder shall under any circumstances create any implication that the information contained herein or therein is correct as of any date subsequent to the date hereof.



                          ---------------------------
                               TABLE OF CONTENTS
                          ---------------------------

                                                            Page
                                                            ----
                 Prospectus Summary.......................    3
                 Risk Factors.............................    5
                 Ratio of Earnings to Fixed Charges.......    5
                 Use of Proceeds..........................    9
                 Selected Consolidated Financial Data.....   11
                 Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations..............................   12
                 Business.................................   17
                 Description of Securities................   23
                 Certain Federal Income Tax Consequences..   23
                 Plan of Distribution.....................   23
                 Legal Matters............................   26
                 Experts..................................   26
                 Available Information....................   27
                 Incorporation of Certain Documents by
                  Reference...............................   27



                         -------------------------------


                                 CIATTI'S, INC.










                          ---------------------------

                                   PROSPECTUS
                                 ________, 1997

                          ---------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14:  Other Expenses of Issuance and Distribution


          SEC registration fee                                 $ 6,590
          Nasdaq Fees                                           23,500
          Legal fees                                            15,000
          Accounting fees                                       10,000
          Transfer Agent expenses                                2,500
          Printing expenses                                     10,000
          Blue Sky fees                                          5,000
          Miscellaneous fees and expenses                        2,410
                                                               -------

              Total                                            $75,000
                                                               =======

Item 15:  Indemnification of Directors and Officers

     The Company's Bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. The Bylaws provide that the Company shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets five criteria set forth in Section 302A.521 of the Minnesota Business Corporation Act.

     The Company's Bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the Bylaws pursuant to, and to the extent described in, an agreement between the Company and such person, or as otherwise determined by the Board of Directors in its discretion.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith;
(iii) received no improper personal benefit and Section 302A.255 (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Item 16.  Exhibits

Exhibit No.  Description
-----------  -----------
  4.1        Form of Warrant Agreement
  4.2        Form of Warrant Certificate
  5.1        Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the
             Company
  23.1       Consent of Grant Thornton LLP
  23.2       Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5 above)
  24.1       Powers of Attorney (included on signature page hereof)
--------------

  Item 17.  Undertakings

  (a)  The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the Units offered herein, and the offering of such Units at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the Units being registered which remain unsold at the expiration of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the Notes offered therein, and the offering of such Notes at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)  The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edina, State of Minnesota, on the 8th day of August, 1997.

                                      CIATTI'S, INC.
                                      (Registrant)


                                      By  /s/ Phillip R. Danford
                                        ------------------------------
                                        Phillip R. Danford
                                        President and Director


                               POWER OF ATTORNEY

       The undersigned hereby constitute and appoint Phillip R. Danford, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute of substitutes may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 8, 1997 in the capacities indicated.

       Signature                                 Title
       ---------                                 -----


    /s/ L.E. "Dan" Danford, Jr.    Director and Chairman of the Board
   ----------------------------
   L.E. "Dan" Danford, Jr.


    /s/ Phillip R. Danford         President and Director
   -----------------------         (Principal Executive Officer; Principal
   Phillip R. Danford              Financial Officer)


    /s/ Thomas A. Kelm             Director
   -------------------
   Thomas A. Kelm


    /s/ Scott P. McGuire           Controller
   ---------------------
   Scott P. McGuire

                                     II-4